Exhibit 99.1

NEW GOLD ANNOUNCES DIRECTOR DEPARTURE

TORONTO, Aug. 18, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) announces the resignation of Christian Milau from the Board of Directors (the "Board"), effective immediately, to pursue other opportunities.

"On behalf of the Board and the team at New Gold, I would like to thank Christian for his contributions over the past year," said Richard O'Brien, Chair of the Board. "New Gold was active during Christian's tenure, with many corporate development activities and other operational achievements, and we remain well positioned to achieve our goal of being a leading intermediate gold producer. We wish Christian all the best on his future endeavors."

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 18-AUG-25